EXHIBIT 2

GT Group Telecom Inc.

Interim Consolidated Financial Statements

For the Nine months ended June 30, 2001 and 2000
(Unaudited)

(thousands of Canadian dollars)

GT Group Telecom Inc.

Interim Consolidated Balance Sheets

(thousands of Canadian dollars)

	June 30,	September 30,
	2001	2000

	$	$
	(unaudited)

Assets

Current assets

Cash and cash equivalents	346,121	444,050

Trade accounts receivable	54,039	30,253

Sales tax and other receivables	22,142	19,699

Prepaid expenses	5,008	5,939

Inventory	493	436

	427,803	500,377

Prepayments on property, plant and equipment	132,852	203,703

Property, plant and equipment	1,370,607	954,917

Long-term investment	—	43,238

Goodwill and other assets	221,810	227,033

	2,153,072	1,929,268

Liabilities

Current liabilities

Accounts payable and accrued liabilities	116,496	111,395

Current portion of unearned revenue	1,196	544

Current portion of long-term debt	19,564	4,348

	137,256	116,287

Long-term unearned revenue	1,151	1,255

Long-term debt	1,335,337	948,928

	1,473,744	1,066,470

Shareholders’ Equity

Share capital and other equity items	1,132,041	1,013,866

Deficit	(452,713)	(151,068)

	679,328	862,798

	2,153,072	1,929,268

The accompanying notes form an integral part of these interim consolidated financial statements.

GT Group Telecom Inc.

Interim Consolidated Statements of Operations and Deficit

(Unaudited)

(thousands of Canadian dollars, except for per share amounts)

	Three months ended		Nine months ended
	June 30,		June 30,

	2001	2000	2001	2000

	$	$	$	$

Revenue	58,409	25,558	146,861	41,084

Cost of services	33,611	17,415	88,691	30,106

	24,798	8,143	58,170	10,978

Selling, general and administrative expenses	45,616	30,984	131,082	62,058

	(20,818)	(22,841)	(72,912)	(51,080)

Depreciation and amortization	29,700	15,447	80,829	22,814

Interest and financing charges, net	44,979	14,488	103,929	27,866

Loss on sale of long-term investment	40,965	—	40,965	—

Loss before income taxes	(136,462)	(52,776)	(298,635)	(101,760)

Provision for (recovery of) income taxes	1,080	(26,995)	3,010	(26,606)

Loss for the period	(137,542)	(25,781)	(301,645)	(75,154)

Deficit — Beginning of period	(315,171)	(62,455)	(151,068)	(13,082)

Deficit — End of period	(452,713)	(88,236)	(452,713)	(88,236)

Basic and diluted loss per share	(1.05)	(0.22)	(2.36)	(1.24)

Weighted average number of outstanding shares (in thousands)	130,910	118,376	127,578	60,395

The accompanying notes form an integral part of these interim consolidated financial statements.

GT Group Telecom Inc.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)

	Three months ended		Nine months ended
	June 30,		June 30,

	2001	2000	2001	2000

	$	$	$	$

Cash provided by (used in)

Operating activities

Loss for the period	(137,542)	(25,781)	(301,645)	(75,154)
Items not affecting cash

Depreciation and amortization	29,700	15,447	80,829	22,814

Non-cash interest expense	37,090	26,378	102,208	41,676

Loss on sale of long-term investment	40,965	—	40,965	—

Recovery of future income taxes	—	(26,606)	—	(26,606)

	(29,787)	(10,562)	(77,643)	(37,270)

Changes in non-cash working capital items

Decrease (increase) in accounts receivable	(14,673)	(24,021)	(23,026)	(36,537)

Decrease (increase) in inventory	(53)	—	(57)	343

Decrease (increase) in prepaid expenses	9	(3,731)	980	(8,227)

Increase (decrease) in accounts payable and accrued liabilities	8,827	(1,899)	7,919	29,626

Increase (decrease) in unearned revenue	(181)	263	(257)	257

	(6,071)	(29,388)	(14,441)	(14,538)

Cash used in operating activities	(35,858)	(39,950)	(92,084)	(51,808)

Financing activities

Issuance of shares	101,044	255	102,196	396,036

Proceeds from long-term debt	77,000	—	77,000	690,583

Proceeds from issuance of warrants	—	—	—	58,775

Issuance of loans to officers	—	—	—	(3,808)

	178,044	255	179,196	1,141,586

Investing activities

Purchases of property, plant and equipment	(92,487)	(54,258)	(168,017)	(92,528)

Proceeds on sale (purchase) of long-term investment	2,274	(43,238)	2,274	(43,238)

Business acquisitions	(5,080)	(67,760)	(5,080)	(430,710)

Increase in other assets	(5,266)	(871)	(14,218)	(56,922)

	(100,559)	(166,127)	(185,041)	(623,398)

Increase (decrease) in cash and cash equivalents	41,627	(205,822)	(97,929)	466,380

Cash and cash equivalents — Beginning of period	304,494	732,053	444,050	59,851

Cash and cash equivalents — End of period	346,121	526,231	346,121	526,231

The accompanying notes form an integral part of these interim consolidated financial statements.

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(expressed in Canadian dollars)

1	Operations and basis of presentation

The Company markets and sells telecommunications services and related products to small and medium-sized businesses in Canada over fibre-optic infrastructure and uses Digital Subscriber Line (DSL) technology to extend the reach of its network. The Company operates as a single reportable segment. Substantially all of the Company’s assets are located in Canada and revenue is derived from services provided in Canada.

These interim consolidated financial statements are prepared following accounting policies consistent with the Company’s consolidated financial statements for the years ended September 30, 2000, and 1999. These financial statements are in accordance with generally accepted accounting principles in Canada which, in the case of the company, conform in all material respects with those in the United States, except as outlined in note 3.

The information presented as at June 30, 2001 and for the interim periods ended June 30, 2001 and 2000 is unaudited. These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

2	Significant events

(a)	Acquisition of C1

In April 2001, the Company purchased from C.1.COM Inc. (C1) all the property and assets used in its Atlantic Canada competitive local exchange carrier business. The Company also assumed the rights and obligations with respect to an existing indefeasible right to use agreement, which has granted the Company the right to use certain specifically identified existing fibres for 19 years.

The purchase consideration consisted of $5 million in cash, 2,372,000 Class B non-voting shares of the Company, the assumption of $22 million of long-term obligations of C1 relating to the indefeasible right to use agreement and a net working capital adjustment of $1 million. Acquisition costs are estimated to be $2 million. The purchase price of $46 million has been allocated to property, plant and equipment.

(b)	Issuance of common shares

In May 2001, the Company issued 10,000,000 class B non-voting shares for an aggregate cash proceeds of $101 million, net of $4 million in underwriting commissions and expenses of the offering.

(c)	Agreement with 360networks

In June 2001, the Company renegotiated its agreements with 360networks, inc. and received certain dark fibres in Canada for $58 million and the indefeasible right to use certain dark fibres along United States route paths for $7 million. The $32 million deposit paid in May 2000 was applied against the total purchase price of $65 million. The Company also acquired certain metropolitan ducts for cash of $13 million. These purchases have been included in property plant and equipment. As a result of the renegotiations, the Company’s remaining commitments to acquire fibre in Canada and the United States were cancelled.

In addition, the Company renegotiated its long-term lease arrangement to reduce its obligation to lease fibre-optic wavelengths along diverse routes in Canada and the United States and to cancel its

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements  — (Continued)

(Unaudited)

(expressed in Canadian dollars)

option to purchase additional wavelengths on similar terms. The assets and obligations under this arrangement have decreased from an original estimate of $85 million to $68 million.

          (d)  Sale of long-term investment

In June 2001, the Company sold its long-term investment in 360networks, inc. for $2 million in cash realizing a loss of $41 million, net of a tax provision of nil.

          (e)  Issuance of long-term debt

In June 2001, the Company drew $77 million from its $120 million senior bank facility. The $77 million revolving term loan is repayable as follows: $5 million in February 2005, $24 million in February 2006 and with the remainder of $48 million due in February 2007. The loan is interest bearing at the bankers acceptance rate plus a margin of 4.25% and is payable quarterly.

3   Reconciliation to accounting principles generally accepted in the United States

The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, in the case of the Company conform in all material respects with GAAP in the United States of America, except as outlined below:

          (a)  Net loss and shareholders’ equity

The following summary sets out the adjustments to the Company’s loss and shareholders’ equity, which would be made to conform to U.S. GAAP:

	Three months ended		Nine months ended
	June 30		June 30

	2001	2000	2001	2000

	$	$	$	$

Loss for the period in accordance with Canadian GAAP	(137,542)	(25,781)	(301,645)	(75,154)
Impact of U.S. accounting principles

Amortization of purchase price adjustment (c)	(396)	(230)	(1,189)	(230)

Deferred charges	—	—	—	(15)

Stock based compensation (d)	(3,756)	(3,801)	(11,301)	(7,610)

Deferred foreign exchange (e)	10,648	(5,993)	(2,245)	2,617

Recovery of future income taxes	—	—	1,449	—

Net loss in accordance with U.S. GAAP	(131,046)	(35,805)	(314,931)	(80,392)

Reversal of unrealized loss on sale of securities (f)	28,230	—	28,230	—

Unrealized gain (loss) on securities (f)	—	12,100	(62,522)	12,100

Unrealized gain (loss) on derivative instruments (g)	(13,326)	—	23,536	—

Comprehensive loss in accordance with U.S. GAAP	(116,142)	(23,705)	(325,687)	(68,292)

Net loss per share in accordance with U.S. GAAP	(1.00)	(0.30)	(2.47)	(1.33)

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements  — (Continued)

(Unaudited)

(expressed in Canadian dollars)

The reconciliation of shareholders’ equity from Canadian to U.S. GAAP is as follows:

	As at

	June 30,	September 30,
	2001	2000

	$	$
		(audited)

Shareholders’ equity in accordance with Canadian GAAP	679,328	862,798

Purchase price adjustment, net of depreciation and amortization of $1,806 (September 30, 2000 — $617) (c)	15,846	17,035

Deferred charges	(417)	(417)

Cumulative stock-based compensation expense (d)	(20,261)	(11,651)

Deferred stock based compensation expense (d)	(20,963)	(34,266)

Net change in stock options (d)	41,224	45,917

Deferred foreign exchange (e)	(3,911)	(1,666)

Recovery of future income taxes	12,504	11,055

Other comprehensive income (f)(g)	13,170	23,926

Shareholders’ equity in accordance with U.S. GAAP	716,520	912,731

          (b)  Consolidated balance sheets

The following table indicates the restated amounts for the items in the consolidated balance sheets of the Company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

	As at

	June 30,	September 30,
	2001	2000

	$	$
		(audited)

Property, plant and equipment (c)	1,373,826	958,264

Long-term investment (f)	—	77,530

Goodwill and other assets (c)(g)	275,704	224,949

Long-term debt (g)	1,374,823	953,276

Share capital (c)	1,152,946	1,032,079

Additional paid-in capital	337	337

Deferred stock-based compensation expense (d)	(20,963)	(34,266)

Stock options outstanding (d)	41,224	45,917

Deficit	(470,195)	(155,263)

Cumulative other comprehensive income (f)(g)	13,170	23,926

          (c)  Purchase price adjustment

For U.S. GAAP, the Company has recorded the purchase price of the assets acquired from Moffat Communications, based on the fair value of consideration at the date the Company entered into the asset purchase agreement in March 2000. For Canadian GAAP, the purchase price of the assets acquired is based on the fair value on the date the transaction closed in April 2000. Accordingly,

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements  — (Continued)

(Unaudited)

(expressed in Canadian dollars)

property, plant and equipment, goodwill and other assets, and share capital are higher under U.S. GAAP by $3 million, $15 million and $18 million, respectively.

          (d)  Stock-based compensation

For U.S. GAAP, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”. This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders’ equity. For Canadian GAAP, stock-based compensation expense is not recorded in the accounts of the Company.

Had the Company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” the company’s loss and loss per share would be as follows:

	Three months ended	Nine months ended
	June 30, 2001	June 30, 2001

	$	$

Loss in accordance with U.S. GAAP	(131,046)	(314,931)

Additional compensation expense	(3,131)	(8,560)

Pro forma net loss	(134,177)	(323,491)

Pro forma loss per share	(1.02)	(2.54)

The pro-forma compensation expense reflected above has been estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate of between 4.10% - 6.45%; (ii) expected volatility of ranging between nil - 96%; (iii) expected dividend yield of nil; and (iv) an estimated average life of ranging from 3 - 5 years.

          (e)  Deferred foreign exchange

U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

          (f)  Loss on securities

Under U.S. GAAP, portfolio investments which are considered to be “available for sale” securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the Company’s long-term investment is recorded at cost.

With the sale of investment in June 2001, the Company realized a loss of $41 million under Canadian GAAP. Under U.S. GAAP, this transaction resulted in the reversal of net unrealized losses previously recorded in other comprehensive income. The concept of comprehensive income/loss does not exist under Canadian GAAP.

GT Group Telecom Inc.

Notes to Interim Consolidated Financial Statements  — (Continued)

(Unaudited)

(expressed in Canadian dollars)

          (g)  Unrealized gain on derivative instruments

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The Company adopted SFAS No. 133 effective October 1, 2000 and designated certain derivative instruments as cash flow hedges. Under U.S. GAAP, the Company records the foreign exchange gains or losses on the hedged portion of the long-term debt in income, offset by a reclassification from other comprehensive income for gains and losses in the fair value of the hedging instruments.

As the Financial Accounting Standards Board continues to issue additional guidance and interpretations on SFAS No. 133, the Company will review its accounting practices for derivative instruments, and make adjustments, if necessary.

          (h)  Recent accounting pronouncements

In June 2001, the FASB approved the proposed Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142 “Goodwill and Other Intangible Assets”. The provisions of FAS 141 and FAS 142 may be adopted by the Company for its fiscal year beginning on October 1, 2001. FAS 141 requires all business combinations to be accounted for under the purchase method and requires the separate recognition of intangible assets apart from goodwill if certain criteria are met. FAS 142 prohibits the amortization of goodwill and indefinite life intangible assets. Instead, goodwill and intangible assets are to be written down whenever carrying value exceeds fair value. Intangible assets that do not have an indefinite life must continue to be amortized. The Company is currently evaluating the implementation aspects of these new pronouncements.

GT Group Telecom Inc.

Supplemental Information to Interim Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)

	June 30,	March 31,	December 31,	September 30,
	2001	2001	2000	2000

	$	$	$	$

Assets

Current assets

Cash and cash equivalents	346,121	304,494	365,960	444,050

Trade accounts receivable	54,039	45,135	38,765	30,253

Sales tax and other receivables	22,142	13,302	20,876	19,699

Prepaid expenses	5,008	4,967	3,870	5,939

Inventory	493	440	605	436

	427,803	368,338	430,076	500,377

Prepayment on property, plant and equipment	132,852	132,852	132,852	203,703

Property, plant and equipment	1,370,607	1,244,839	1,157,739	954,917

Long-term investment	—	43,238	43,238	43,238

Goodwill and other assets	221,810	233,896	229,112	227,033

	2,153,072	2,023,163	1,993,017	1,929,268

Liabilities

Current liabilities

Accounts payable and accrued liabilities	116,496	123,188	105,170	111,395

Unearned revenue	1,196	844	811	544

Current portion of long-term debt	19,564	6,602	6,292	4,348

	137,256	130,634	112,273	116,287

Long-term unearned revenue	1,151	1,684	1,118	1,255

Long-term debt	1,335,337	1,190,998	1,095,966	948,928

	1,473,744	1,323,316	1,209,357	1,066,470

Shareholders’ Equity

Share capital and other equity items	1,132,041	1,015,018	1,014,013	1,013,866

Deficit	(452,713)	(315,171)	(230,353)	(151,068)

	679,328	699,847	783,660	862,798

	2,153,072	2,023,163	1,993,017	1,929,268

GT Group Telecom Inc.

Supplemental Information to Interim Consolidated Financial Statements

Consolidated Statements of Operations and Deficit

(Unaudited)

(thousands of Canadian dollars)

	For the three months ended,

	June 30,	March 31,	December 30,	September 30,
	2001	2001	2000	2000

	$	$	$	$

Revenue	58,409	48,526	39,924	32,167

Cost of services	33,611	29,653	25,426	21,230

	24,798	18,873	14,498	10,937

Selling, general and administrative expenses	45,616	43,676	41,780	38,901

	(20,818)	(24,803)	(27,282)	(27,964)

Depreciation and amortization	29,700	27,745	23,385	20,241

Interest and financing charges	44,979	31,416	27,543	26,488

Loss on sale of long term investment	40,965	—	—	—

Loss before income taxes	(136,462)	(83,964)	(78,210)	(74,693)

Provision for (recovery of) income taxes	1,080	855	1,075	(11,861)

Loss for the period	(137,542)	(84,819)	(79,285)	(62,832)

Deficit — Beginning of period	(315,171)	(230,352)	(151,068)	(88,236)

Deficit — End of period	(452,713)	(315,171)	(230,353)	(151,068)

Basic and diluted loss per share	(1.05)	(0.68)	(0.63)	(0.52)

Weighted average number of common shares outstanding (in thousands)	130,910	124,965	124,882	120,256

Management’s Discussion and Analysis

Quarter Ended June 30, 2001

(Figures expressed in CDN dollars)

      The following discussion and analysis should be read in conjunction with Group Telecom’s Interim Consolidated Financial Statements for the nine months ended June 30, 2001 and Consolidated Financial Statements and Management’s Discussion and Analysis of financial condition as at September 30, 2000 and results of operations for the year then ended included in Group Telecom’s 2000 Annual Report.

      This discussion and analysis explains Group Telecom’s (the Company) financial condition and results of operations for the quarter ended June 30, 2001 compared with the quarter ended March 31, 2001. Since the Company continues to experience a significant amount of growth this period compared to the prior year period the analysis of the Company’s results of operations on a year to year basis is not useful. Accordingly, we have tailored our discussion to a quarter by quarter comparison in order to provide valuable information.

Overview

      During the quarter ended June 30, 2001, the Company experienced organic growth in its business through the continued development of its own network. As at June 30, 2001, the Company has available approximately $654 million in funding available to execute its business plan, which includes $346 million cash on hand, $265 million in available vendor financing and $43 million in available senior bank financing. The available liquidity will fully fund the Company’s business plan into 2004.

      During the current quarter the Company recorded strong revenue growth across all product lines in tandem with a reduction in EBITDA (Earnings before interest, taxes, depreciation and amortization) losses by $4.0 million over the previous quarter. The Company received delivery of dark fibre from 360networks, inc. across Canada and into the United Sates which will enable the Company to provide additional capacity and connectivity for its customers. In addition the company successfully completed the acquisition of C.1.COM Inc.’s Atlantic Canada business which now gives the Company the ability to operate in 17 markets across nine provinces in Canada.

Results of Operations

Revenue

      Total revenues increased by 20.4%, from $48.5 million to $58.4 million, from March 2001 to June 2001 quarters, respectively. The increase was driven by strong growth of 22.1% in data and private lines, 11.7% in voice services and 40.1% in application services.

      Data ports provisioned grew from 8,551 at March 2001 to 10,519 at June 2001. Private lines provisioned grew from 57,628 at March 2001 to 62,867 at June 2001. Voice access lines provisioned grew from 62,633 at March 2001 to 85,482 at June 2001.

Cost of services

      Total cost of services increased by 13.1%, from $29.7 million to $33.6 million from March 2001 to June 2001 quarter, respectively. The increase was related to the growth in revenues for the same period. Gross margin totaled $24.8 million or 42.5% of revenues compared with $18.9 million or 38.9% of revenues in the previous quarter. The Company’s gross margin has improved as it continues to focus on selling on-net services, migrating traffic from leased to owned network and due to a reduction in its lower margin long distance business.

Selling, general and administrative expenses

      Total selling, general and administrative expenses amounted to $45.6 million for the current quarter compared to $43.7 million for the previous quarter, representing an increase of 4.3%. Selling, general and administrative expenses as a percentage of revenues decreased from 90.0% to 78.1% from March 2001 to June

2001 quarters, respectively. As the Company continues to grow it expects to continue to leverage off and realize the benefits from its established infrastructure.

EBITDA

      Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended June 2001 was negative $20.8 million compared to negative $24.8 million for the previous quarter. Based on its current business plan, the Company continues to project reaching a positive EBITDA in the second half of 2002.

Depreciation and amortization

      Depreciation and amortization expenses increased by $2.0 million during the current quarter to $29.7 million compared to $27.7 million for the previous quarter, representing an increase of 7.2%. Additions to property, plant and equipment in connection with the deployment of the network and strategic acquisitions resulted in this increase.

Interest and financing charges

      Interest and financing charges were $45.0 million for the current quarter compared to $31.4 million in the previous quarter. Interest and financing expenses increased primarily as a result of interest incurred on high yield debt and additional draw downs of vendor financing. As a result of the decline in U.S. exchange rates the Company experienced a foreign exchange loss, on its U.S. dollar cash balances, that contributed to this increase.

Provision for income taxes

      The Company has not generated any taxable income to date and therefore has not accrued any income tax expense. The Company has recorded a provision for large corporations’ tax in the amount of $1.1 million for the quarter.

Loss on sale of long term investment

      During the current quarter the Company sold all of its long-term investment in 360networks, inc. for proceeds of $2.3 million and realized a loss of $41.0 million on the sale.

Net loss

      The net loss for the quarter ended June 30, 2001 excluding the foreign exchange loss and the one time loss on the sale of the long term investment was $92.7 million or $0.71 per share compared to $84.8 million or $0.68 per share for the quarter ended March 31, 2001. The net loss for the quarter including the above items was $137.5 million or $1.05 per share.

Liquidity and Capital Resources

Liquidity

      Cash and cash equivalents decreased during the quarter ended June 30, 2001 primarily due to operating requirements of $35.9 million and capital expenditures funded with cash of $92.5 million.

      To increase liquidity, during the current quarter, the Company successfully offered 10,000,000 class B non-voting shares, at $10.5 per share, and raised gross proceeds of $105.0 million. In addition the Company drew down the available senior bank facility by $77.0 million. The $77.0 million revolving term loan is repayable as follows: $5.0 million in February 2005, $24.0 million in February 2006 and $48.0 million in February 2007. The loan bears interest at the banker’s acceptance rate plus a margin of 4.25% and is payable quarterly.

Capital expenditures

      The Company renegotiated its fibre purchase agreement with 360networks, inc. and received dark fibres for $57.6 million and the indefeasible right to use dark fibres for $7.5 million. A $32.4 million deposit paid in March 2000 was applied against the total purchase price of $65.1 million. In addition the Company paid $12.5 million for metropolitan ducts primarily in Toronto to expand its growing local service business.

      In April 2001, the Company purchased from C.1.COM Inc. (C1) all the property and assets used in C1’s Atlantic Canada competitive local exchange carrier business. The acquisition of C1 enabled the Company to acquire in Nova Scotia and New Brunswick approximately 44,400 fibre kilometres, 116 “on-net” buildings, customers and employees. The purchase consideration $45.7 million allocated to property, plant and equipment consisted of $5.0 million in cash, 2,372,000 Class B non-voting shares of Group Telecom, the assumption of $21.6 million of long term obligations of C1 and a net working capital adjustment of $1.0 million.

      The Company continued to expand the reach of its network through organic build and acquisition which in total added 121,770 fibre kilometers to its fibre-optic network. Our fibre footprint now includes 372,717 fibre kilometers across Canada and into the United States.

Credit rating

      Standard and Poor affirmed, on August 1, 2001, its single-“B” corporate credit and single-“B”-minus senior unsecured debt ratings on Group Telecom. It also revised its outlook on the senior unsecured debt rating on the Company from stable to negative given the potential for a higher than anticipated use of secured debt in its capital structure.

Risks and uncertainties

      The telecommunications industry is capital intensive and subject to rapid and significant changes in technology the effect of which, on the Company’s business, cannot be predicted. We believe that our future success will depend, in part, on our ability to anticipate or adapt to such changes.

      In addition, the company believes that its existing cash resources and financing will provide adequate funding to support its business plan. There can be no assurance; however, that the amount of funds actually required will not exceed the Company’s currently anticipated expenditures. If additional funding is required, there can be no assurance, however, that market conditions or the terms of our existing or future indebtedness will permit the Company to raise sufficient additional capital or enter other financing arrangements to meet its needs when required or on terms acceptable to the Company.

Forward-looking statements

      Certain sections of this discussion contain forward-looking statements with respect to Group Telecom. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results, performance or achievements of Group Telecom to differ materially from those expressed or implied by the forward-looking statements.